PORTAL RESOURCES LTD.

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 5, 2006

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Portal Resources Ltd. (the “Company”) will be held at Suite 750, 625 Howe Street, Vancouver, British Columbia on Tuesday, December 5, 2006 at 1.30 p.m. (the “Meeting”) for the following purposes:

1.

to appoint DeVisser Gray, as auditor of the Company for the ensuing year;

2.

to authorize the directors to fix the remuneration to be paid to the auditor;

3.

to receive the audited consolidated financial statements of the Company for the year ended June 30, 2006 and the auditor’s report thereon;

4.

to determine the number of directors at five;

5.

to elect as directors for the ensuing year:

David Hottman

Bruce Winfield

Gary Nordin

Mark Brown

Frank D. Wheatley

6.

to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving an amendment to the Company’s stock option plan;

7.

to consider and, if thought advisable, to pass, with or without amendment, a resolution of the disinterested shareholders, authorizing the Directors to grant stock options to insiders being, in aggregate, up to a number that represents 15% of the current number of issued shares of the Company; and

8.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, Proxy form and Return Card also accompany this Notice of Meeting.

Only shareholders of record at the close of business on October 31, 2006 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated on the Proxy form. To be used at the Meeting, proxies must be received by Pacific Corporate Trust Company, Proxy Department, 2nd Floor, 510 Burrard St., Vancouver, BC V6C 3B9 no later than 48 hours (excluding Saturdays, Sundays or holidays) prior to the time of the Meeting, or any adjournment thereof, or deposited with the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 1st day of November, 2006.

BY ORDER OF THE BOARD

“David Hottman”

David Hottman, Chairman